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                                                      SEC FILE NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
(Check one):
[X] Form 10-K [_]Form 20-F [_]Form 11-K [_]Form 10-Q [_]Form N-SAR [_]Form N-CSR

    For Period Ended: October 31, 2004
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    [_]   Transition Report on Form 10-K
    [_]   Transition Report on Form 20-F
    [_]   Transition Report on Form 11-K
    [_]   Transition Report on Form 10-Q
    [_]   Transition Report on Form N-SAR
    For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.
            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
First Real Estate Investment Trust of New Jersey
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Full Name of Registrant

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Former Name if Applicable

505 Main Street
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Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07602
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

See attached sheet.

               Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Allan Tubin                      201                     488-6400
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        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached sheet.
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                First Real Estate Investment Trust of New Jersey
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 1, 2005                            By:   /s/ Robert S. Hekemian
      ----------------------                            ----------------------
                                                        Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal criminal violations. (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (ss.232.13(b) of this chapter).

PART III - NARRATIVE

The Registrant has experienced delays in preparing the financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended October 31, 2004 principally as a result of the restatement of financial statements to be contained therein to comply with FIN 46R and the discontinued operations related to one of the Registrant's affiliated entities. The discontinued operations related to a sale of an asset. See Part IV, section 3 below.

PART IV - OTHER INFORMATION

(3) The current year operating results reflect the sale of an asset reported in the Registrant's Quarterly Report on Form 10-Q for the financial quarter ended July 31, 2004. Operating results improved in the current year over the prior year by $9,645,000 as a result of this asset sale.


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